Canada Goose Reports Results for First Quarter Fiscal 2023
Highlights1:
•Better than expected revenue of $69.9m with growth of 24.2%
•North America continued strong trend with 75.0% revenue growth
•DTC comparable sales growth2 of 10.7% as stores regained momentum
•Gross margin grew to 61.1% from 54.5%
TORONTO, ON (August 11, 2022) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the first quarter ended July 3, 2022 (“Q1 2023” or “Q1 ended July 3, 2022”). All amounts are in Canadian dollars unless indicated.
“Our first quarter fiscal 2023 results reflect strong early leading indicators for the year, and we have seen encouraging trends in store productivity,” said Dani Reiss, Chairman and CEO. “This fall, we look forward to our planned store openings, in some of the most exciting cities and shopping districts around the world, as well as our upcoming collection launches, thoughtfully curated and designed to drive brand heat and capture new consumers globally.”
Key First Quarter Fiscal 2023 Results3,4

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	July 3, 2022	June 27, 2021[4]
Revenue	69.9	56.3	13.6	24.2%
Gross profit	42.7	30.7	12.0	39.1%
Gross margin	61.1%	54.5%		660	bps
Operating loss	(80.7)	(61.8)	(18.9)	(30.6)%
Operating margin	(115.5)%	(109.8)%		(570)	bps
Net loss attributable to shareholders of the Company	(62.4)	(57.5)	(4.9)	(8.5)%
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.59)	$(0.52)	(0.07)	(13.5)%
Non-IFRS Financial Measures[3]:
Adjusted EBIT	(75.6)	(61.3)	(14.3)	(23.3)%
Adjusted EBIT margin	(108.2)%	(108.9)%		70	bps
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)	(7.7)	(15.2)%
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.56)	$(0.46)	(0.10)	(21.7)%
1 Comparisons to prior year quarter ended June 27, 2021 (“Q1 2022” or “Q1 ended June 27, 2021”)
2 See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this supplementary financial measure.
3 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
4 The Company adopted a change in accounting policy related to Software as a Service arrangements. See “Changes in Accounting Policies” in the Q1 2023 MD&A.

Revenue
Q1 2023 revenue grew 24.2% on a reported basis and 24.0% on a constant currency revenue5 basis.
Revenue By Segment

	First quarter ended		$ Change			% Change
CAD $ millions	July 3, 2022	June 27, 2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	34.8	29.1	5.7	(1.1)	4.6	19.6%	15.8%
Wholesale	33.2	26.1	7.1	1.0	8.1	27.2%	31.0%
Other	1.9	1.1	0.8	—	0.8	72.7%	72.7%
Total revenue	69.9	56.3	13.6	(0.1)	13.5	24.2%	24.0%
DTC revenue grew 19.6% due to improved productivity in existing stores represented by DTC comparable sales growth of 10.7%, continued retail network expansion, and the reopening of existing retail stores which were closed in the comparative quarter. Wholesale revenue grew by 27.2% due to pricing, and customer requests for earlier shipments.
Revenue by Geography6

	First quarter ended		$ Change			% Change
CAD $ millions	July 3, 2022	June 27, 2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	17.9	9.9	8.0	—	8.0	80.8%	80.8%
United States	15.7	9.3	6.4	(0.8)	5.6	68.8%	60.2%
Asia Pacific	16.1	22.4	(6.3)	(1.6)	(7.9)	(28.1)%	(35.3)%
EMEA[6]	20.2	14.7	5.5	2.3	7.8	37.4%	53.1%
Total revenue	69.9	56.3	13.6	(0.1)	13.5	24.2%	24.0%
Revenue growth in Canada was largely driven by stores that were open in Q1 2023 which experienced closures due to COVID-19 restrictions in the comparative quarter. Q1 2023 revenue growth in the United States was largely driven by DTC comparable sales growth. EMEA revenue growth was largely driven by significant retail network expansion and stores that were open in Q1 2023 but had experienced closures due to COVID-19 restrictions in the comparative quarter. Asia Pacific revenue declined from Q1 2022 as eight out of 16 stores in Mainland China experienced closures due to COVID-19 restrictions in Q1 2023. All stores in the region had reopened as of the end of June 2022.
In addition, Q1 2023 revenue from Japan was minimal compared to Q1 2022 revenue of $9.3m as revenue recognition in this market will shift to later in the year due to the creation of Canada Goose Japan Joint Venture (“Japan Joint Venture”) with Sazaby League, Ltd. on April 4, 2022. The Japan Joint Venture agreement replaced an exclusive national distributor arrangement between Sazaby League, Ltd. and Canada Goose and sets the stage for the acceleration of growth in Japan, across both the DTC and Wholesale segments. As a result, revenue recognition for the Japan Joint Venture is expected to shift to later in the year which is more in line with the seasonality of the Wholesale and DTC segments for the rest of the Company. See “Joint Venture” in the Company’s Q1 2023 Management Discussion & Analysis for more detail.
5 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
6 EMEA comprises Europe, the Middle East, Africa, and Latin America.

Gross profit and gross margin
The increase in gross profit was largely attributable to higher revenue as noted above and gross margin expansion. Q1 2023 gross margin was favourably impacted by pricing, and lower product costs due to increased production efficiencies. The gross margin in Wholesale also benefited from product mix driven by higher parka sales on customer requests for earlier shipments compared to Q1 2022. These benefits were partially offset by an unfavourable region mix with higher North American revenue and lower revenue in Asia Pacific as well as an unfavourable impact from the fair value inventory acquisition adjustment related to the Japan Joint Venture.
Operating loss and adjusted EBIT
Operating loss increased and adjusted EBIT decreased compared to Q1 2022 primarily due to the timing of $12.6m in marketing investments (which occurred earlier in the year compared to fiscal 2022) to drive brand salience ahead of our peak season, $6.9m in higher costs related to opening new stores and running stores at full capacity, $3.8m investment in strategic initiatives including digital, and $2.9m in costs to support the new Japan Joint Venture.
Net loss and adjusted net loss
Net loss and adjusted net loss was higher compared to Q1 2022 as a result of factors described above. In addition, net loss in Q1 2022 included a $9.5m charge for acceleration of amortization costs related to the refinancing of our term loan.
Balance Sheet Highlights
Cash was $81.8m as at Q1 ended July 3, 2022, compared to $305.9m as at Q1 ended June 27, 2021 largely due to share repurchases in fiscal 2022 for a total cash consideration of $253.2m, and a greater investment in working capital.
Inventory was $504.7m as at Q1 ended July 3, 2022, compared to $404.5m as at Q1 ended June 27, 2021. Of the increase, $27.3m was acquired upon entering the Japan Joint Venture. Inventory levels increased ahead of our peak selling season as domestic production gradually returns to pre-pandemic manufacturing levels and supply chain risks are mitigated by earlier acquisition of offshore production than in the comparative quarter. The Company is seeing significant growth in the proportion of non-parka inventory as nearly 59% of our inventory units comprises non-parka compared to nearly 44% as we broaden our collection. More inventory is being held in Asia Pacific in the current quarter as the size of that business grows in anticipation of peak season with more points of distribution across the region. The Company’s management is monitoring the levels of inventory in the sales channels and across geographic regions and aligning with the forecasted demand in each region.
Second Quarter and Full Year Fiscal 2023 Outlook
For fiscal 2023, the Company currently expects:
•Total revenue $1.300Bn to $1.400Bn.
•Non-IFRS adjusted EBIT $250m to $290m, representing a margin of 19.2% to 20.7%.
•Non-IFRS adjusted net income per diluted share $1.60 to $1.90.
For the second quarter of fiscal 2023, the Company currently expects:
•Total revenue $255m to $275m.
•Non-IFRS adjusted EBIT $8.0m to $18.0m.
•Non-IFRS adjusted net income per diluted share $0.02 to $0.14.
This outlook is based on a number of assumptions for fiscal 2023, including the following:
•Improved traffic and lower levels of operating disruptions globally, including mandatory closures, in both Company and partner operated retail stores, relative to fiscal 2022.
•With respect to Mainland China’s contribution, the lower end of the Company’s full year guidance ranges for revenue and profitability assumes there will continue to be limited, periodic COVID-19 disruptions in the region during our peak season and the higher end of the ranges assumes a return to regular trading levels during our peak season in Mainland China.
•The Company expects $60m to $65m in total revenue in fiscal 2023 from the Japan Joint Venture, which is roughly double the contribution from the Japanese market in fiscal 2022.
•Approximate % of fiscal 2023 total revenue by quarter: Q2 20%, Q3 50%, Q4 25%
•DTC % of total revenue 70% to 73%, driven by low to high teens comparable sales growth and continued channel expansion.
•Wholesale revenue growth of 6%.
•Gross margin in the high 60s as a % of total revenue, with expansion driven by DTC mix shift.
•Effective tax rate in the low 20s as a % of income before taxes for fiscal 2023.
•Weighted average diluted shares outstanding of 107.7m for fiscal 2023.
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
Dani Reiss, Chairman and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on August 11, 2022. Those interested in participating are invited to dial (833) 634 5021 or (412) 902 4218 if calling internationally and reference Conference ID 10169358 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	First quarter ended
	July 3, 2022	June 27, 2021
		Restated
	$	$
Revenue	69.9	56.3
Cost of sales	27.2	25.6
Gross profit	42.7	30.7
Gross margin	61.1%	54.5%
SG&A expenses	123.4	92.5
SG&A expenses as % of revenue	176.5%	164.3%
Operating loss	(80.7)	(61.8)
Operating margin	(115.5)%	(109.8)%
Net interest, finance and other costs	7.4	16.5
Loss before income taxes	(88.1)	(78.3)
Income tax recovery	(24.5)	(20.8)
Effective tax rate	27.8%	26.6%
Net loss	(63.6)	(57.5)
Non-controlling interest	(1.2)	—
Net loss attributable to shareholders of the Company	(62.4)	(57.5)
Weighted average number of shares outstanding
Basic and diluted	105,234,474	110,504,248
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.59)	$(0.52)

Non-IFRS Financial Measures:(1)
Adjusted EBIT	(75.6)	(61.3)
Adjusted EBIT margin	(108.2)%	(108.9)%
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.56)	$(0.46)
1 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	July 3, 2022	June 27, 2021
			Restated
		$	$

Net loss		(63.6)	(57.5)

Other comprehensive loss
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment loss		(8.1)	(1.8)
Net gain on derivatives designated as cash flow hedges	16	1.3	0.1
Reclassification of net loss on cash flow hedges to income	16	1.6	0.1
Other comprehensive loss		(5.2)	(1.6)
Comprehensive loss		(68.8)	(59.1)

Attributable to:
Shareholders of the Company		(67.5)	(59.1)
Non-controlling interest		(1.3)	—
Comprehensive loss		(68.8)	(59.1)

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	July 3, 2022	June 27, 2021	April 3, 2022
		Restated
Assets	$	$	$
Current assets
Cash	81.8	305.9	287.7
Trade receivables	48.2	39.2	42.7
Inventories	504.7	404.5	393.3
Income taxes receivable	4.8	6.6	1.1
Other current assets	52.4	34.4	37.5
Total current assets	691.9	790.6	762.3

Deferred income taxes	73.9	61.5	53.2
Property, plant and equipment	110.5	119.9	114.2
Intangible assets	134.7	124.4	122.2
Right-of-use assets	253.2	240.8	215.2
Goodwill	64.7	53.1	53.1
Other long-term assets	17.8	4.4	20.4
Total assets	1,346.7	1,394.7	1,340.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	165.6	149.6	176.2
Provisions	16.2	13.4	18.5
Income taxes payable	13.2	10.4	24.5
Short-term borrowings	30.8	10.9	3.8
Current portion of lease liabilities	59.9	49.6	58.5
Total current liabilities	285.7	233.9	281.5

Provisions	30.2	25.4	31.3
Deferred income taxes	18.3	7.7	15.8
Term loan	377.1	363.2	366.2
Lease liabilities	230.6	214.7	192.2
Other long-term liabilities	52.9	27.6	25.7
Total liabilities	994.8	872.5	912.7

Shareholders' equity	351.9	522.2	427.9
Total liabilities and shareholders' equity	1,346.7	1,394.7	1,340.6

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net loss and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net loss attributable to shareholders of the Company and adjusted net loss per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.

This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.

Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021[1]
Net loss	(63.6)	(57.5)
Add (deduct) the impact of:
Income tax recovery	(24.5)	(20.8)
Net interest, finance and other costs	7.4	16.5
Operating loss	(80.7)	(61.8)
Unrealized foreign exchange gain on Term Loan Facility (a)	(1.5)	(0.9)
Share-based compensation (b)	—	0.1
Net temporary store closure costs (c)	2.2	0.2
Pre-store opening costs (d)	0.3	0.9
Japan Joint Venture costs (g)	1.4	—
Head office transition costs (h)	1.7	—
Other (j)	1.0	0.2
Total adjustments	5.1	0.5
Adjusted EBIT	(75.6)	(61.3)
Adjusted EBIT margin	(108.2)%	(108.9)%
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” in the MD&A for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021[1]
Net loss	(63.6)	(57.5)
Add (deduct) the impact of:
Unrealized foreign exchange gain on Term Loan Facility (a)	(1.5)	(0.9)
Share-based compensation (b)	—	0.1
Net temporary store closure costs (c) (e)	2.2	0.2
Pre-store opening costs (d) (f)	0.4	1.0
Japan Joint Venture costs (g)	1.4	—
Head office transition costs (h) (i)	2.1	—
Acceleration of unamortized costs on Term Loan Facility Repricing (k)	—	9.5
Other (j)	1.0	0.2
Total adjustments	5.6	10.1
Tax effect of adjustments	(1.4)	(3.4)
Adjusted net loss	(59.4)	(50.8)
Adjusted net loss attributable to non-controlling interest (l)	0.9	—
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $nil in the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - less than $0.1m) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $2.2m were incurred in the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $0.2m).
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m of interest expense on lease liabilities for temporary store closures for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - less than $0.1m).
(f)Pre-store opening costs incurred in (d) above as well as less than $0.1m of interest expense on lease liabilities for new retail stores during pre-opening periods for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $0.1m).
(g)Costs in connection with the establishment of the Japan Joint Venture including amortization of intangible assets and the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell.
(h)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(i)Corporate head office transition costs incurred in (h) as well as $0.4m of interest expense on lease liabilities for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $nil).
(j)Costs for legal proceeding fees including for the defense of class action lawsuits and rent abatements received.

(k)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(l)Calculated as net loss attributable to non-controlling interest less $0.3m of amortization, gross margin adjustment, and tax expense attributable to the non-controlling interest.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, early leading indicators and trends for fiscal 2023, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2023 full year and second quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the extent and duration of related disruptions to our operations, as well as the evolution of the global economic conditions, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 3, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.
Investors:
ir@canadagoose.com
Media:
media@canadagoose.com